Filed Pursuant To Rule 433

Registration No. 333-254134

January 30, 2024

Nasdaq TradeTalks: Increasing Institutional Adoption of Digital Assets and Bridging the Gap Between TradFi and DeFi

JILL MALANDRINO, NASDAQ TRADETALKS HOST

Welcome to NASDAQ TradeTalks, where we meet with the top thought leaders and strategists in TradFi, digital assets technology, and financial planning. I'm your host Jill Malandrino and joining me on the desk this afternoon we have John Wu, President of AVA Labs; Will Peck, Head of Digital Assets at Wisdom Tree; Barnaby Nelson Founder and CEO of ValueExchange; and Adam Sullivan, CEO of Core Scientific. They join me to discuss increasing institutional adoption of digital assets and bridging the gap of TradFi and DeFi. Gentlemen, its great to have you with us. Welcome to TradeTalks. And before we get into our core conversation of bridging that gap, clearly we have to cover the news of the year, basically, finally getting the approval for spot Bitcoin ETF in the US because the whole thing around that is institutional adoption and thinking about future products and funds, right John? So what are your thoughts around that as it relates to increasing institutional adoption?

JOHN WU, PRESIDENT OF AVA LABS

So I know everyone is discussing how this new incremental demand will be created from the institution side on the asset class from BTC Spot ETF but I think 2024 will ultimately shape up as a year where the world sees real use cases, business use cases and adoption. And that's how we'll cross the bridge. You know, firms like WisdomTree are already partnering with AVA labs, and we're creating solutions together and pretty soon it's not just conceptual. We'll have numbers to show the benefits of using a blockchain solution and their technology stack.

JILL MALANDRINO, NASDAQ TRADETALKS HOST

Right and of course, Will; WisdomTree has a dog in this fight when it comes to approval for the Bitcoin ETF?

WILL PECK, HEAD OF DIGITAL ASSETS, WISDOMTREE

Yeah, absolutely. I mean, we're a well known ETF firm. We're one of the 11 firms, I think, who launched a spot Bitcoin ETF. And the good news is they're working like they're supposed to. So these products have been in the market in Europe and other jurisdictions for a while now. Took a long time in the US but our fund BTCW, all the funds seem to be working exactly like you'd expect them to, which I think is great. I mean, I think of the ETF as a workflow solution for TradFi investors, financial advisors, whoever it may be to get access to Bitcoin in the US. It's great to meet clients where they are, but I agree with John this is just one thing that we're doing, one thing that the industry is doing, and it's a nice moment, but we don't need to spend too too much time on it.

JILL MALANDRINO, NASDAQ TRADETALKS HOST

Right and of course, Barnaby, you play in the institutional space right. So what are your thoughts around the approval for Spot Bicoin?

BARNABY NELSON, FOUNDER AND CEO OF VALUEEXCHANGE

Yeah, I think it's huge. I mean, ultimately, for me that the challenge so far has always been that there's a gap, a strong regulatory gap compliance gaps in everything between digital assets and traditional assets and what this has done and finally bring them together, essentially being able to actually wrap up a crypto asset exposure into an institutional asset class, which just opens the gates wide, and I think it's a massive point of convergence between the two, hitherto distinct industries.

JILL MALANDRINO, NASDAQ TRADETALKS HOST

Yeah and Adam, I would argue that it's quite remarkable just how quickly the asset class has matured. It's only been around for 15 years.

ADAM SULLIVAN, CEO OF CORESCIENTIFIC

Yeah, I mean, I think going back to John's earlier point, once funds like WisdomTree are making money off of these ETFs that actually improves the long term health of the network, because they're gonna be investing in companies that are going to be bringing more transactions on chain, that's going to be a net benefit to the long term health of any any of the crypto assets.

JILL MALANDRINO, NASDAQ TRADETALKS HOST

Let's talk about tokenization of real world assets. It seems to me that is the next catalyst really to advancing institutional adoption.

JOHN WU, PRESIDENT OF AVA LABS

So tokenization of real world assets means many, many things, not just financial assets, but loyalty points and other things that are non financial, but we're in NASDAQ, let's talk about some of the financial tokenization. I think what you're seeing is there are many, many firms already out there are tokenizing, Call it "hard to find alternatives" that are illiquid. Labs help firms like KKR tokenize part of their fund. We've worked with JP Morgan and Citi recently to tokenize FX products as well as create interoperability of the tokenized Helok loans from a private chain into a more public chain. So I think it's really happening at this point. But the real benefit, I think, is going to come in almost a year from now when the rules are a little bit clearer. And you can take some of these tokenized assets and actually infuse it back into the system and use it as collateral similar to, you know, an institutional DeFi product where you can use that tokenized private equity fund as collateral just like you can your house to borrow against it and use that capital back. That's what WisdomTree and AVA labs have been doing with T RO price and with Wellington, creating an institutional test net, it's a valueless token but we're running the rails during the KYC, KYB, AML, and it's a private blockchain right now. But the hope is, after all the participants are comfortable with it, they can experiment and they can do things that you would do in a regular DeFi environment, but for institutions.

BARNABY NELSON, FOUNDER AND CEO OF VALUEEXCHANGE

Yeah, I'm just gonna say I think for me, what's so fascinating is that you've got, you've got at the moment you've got all these pools of liquidity to your point, you know, at the end of the day, you've got, I think about $12 billion of digital assets, digital institutional assets and issuance. You've got $100 billion of turnover of securities, lending, and repos going on. You've got $5 billion of structured products being issued, you know, and you've got 10% of different countries holding crypto assets. The problem is they're all isolated at the moment. So as you said, you know, if you look at the lifecycle of a security, from issuance all the way through to trading, financing, mobilization at the moment, digital assets are inferior. But with everything going on in Europe, Singapore, Hong Kong and now here, you really get a sense. I bang on 12 months and you know, there's real progress coming about joining all that off and turning it into a digital asset lifecycle.

WILL PECK, HEAD OF DIGITAL ASSETS, WISDOMTREE

I think we just need people doing more live products, right. There's been a lot of talk about this for a long time. I mean, WisdomTree has come to market with our tokenization product WisdomTree Prime right now, available in 37 states in the US. So, I think as more firms like us, other traditional firms, other digital first firms actually start to bring these products to market, you're gonna start to see the benefits, but I completely agree.

ADAM SULLIVAN, CEO OF CORESCIENTIFIC

Yeah, I think one big point though, we tokenized real assets is going to be the liquidity on them after and that's going to take some time for it to find its footing. So once it does start to find its footing with products built on top of other tokenized assets, it's actually going to be a net benefit for all the projects that are currently going on.

WILL PECK, HEAD OF DIGITAL ASSETS, WISDOMTREE

100%. I think people think you tokenize something that magically makes it liquid because you can trade 24/7 then. That's not how markets work, right? You think about that with ETFs, right? It's not the ETF, it's the underlying, that is the actual liquidity for the asset, right. So I think that gets to an interesting point, people started with illiquid assets. But I think when you go liquid first it's we're gonna see the initial demand, which, frankly, is what stable coins are, right, tokenized dollars in a certain sense. It's been the first real mainstream use case for tokenization.

JOHN WU, PRESIDENT OF AVA LABS

There has been a lot of tokenization of stablecoins, I would argue that's the first product market proof. Around the world, like there's a lot,  we do Venmo here, but around the world outside of the US they're doing p2p using stable coins, UST or whatever. And, you know, there's been research studies published that there's more settlement on chain than the Visa network, a lot more. So, it's being used by around the world.

JILL MALANDRINO, NASDAQ TRADETALKS HOST

And that's a great point that you bring up because we tend to think for US or very Western Europe focus, when fact of the matter is there's a couple billion people who are transacting, using stable coins or other forms of digital assets for a number of reasons. One, cross border access. Two, they don't have to deal with the crazy fluctuations that with inflation that can you know, your account might look very different today than it does tomorrow. And it's being used in local digital economies, and being built. We don't want to fall behind that capital market structure concerning how successful the US has been with building traditional capital markets and you know, people come to list here and they list downtown because we have the marketing, we have the liquidity, we have everything that supports the financial system, but I don't think we should be short sighted in recognizing that digital economies are already being built by 2 billion people.

BARNABY NELSON, FOUNDER AND CEO OF VALUEEXCHANGE

I think for me, one of the really interesting things is to your point in there's quite a lot of markets around the world, the bricks and mortar exchanges are starting to look at "Actually we need to be offering digital assets," not for their own right but ultimately because we want to chase after the digital liquidity that's locked up in crypto wallets. So, you know, we're getting to this critical mass of digital liquidity or crypto liquidity held in digital wallets, that ultimately the bricks and mortars are now chasing instead of the other way around. So you've got this nice inversion effect.

JILL MALANDRINO, NASDAQ TRADETALKS HOST

Well, let's talk about that more bridging traditional finance and decentralized finance. I think we're kind of getting to an inflection point where it's not so much us versus them. The ethos of DeFi is starting to flatten out a bit. And I think a part of that too, is how blockchain has matured because interoperability is key. Can't interoperate, it's just not going to help it so I feel like you know, as long as the technology, the infrastructure is improving, then you have a story.

ADAM SULLIVAN, CEO OF CORESCIENTIFIC

Yeah, I think the first part is, though, the reason why you mentioned earlier people come to the US to list is we have a very clear regulatory framework around it. In the United States, we don't necessarily have that clear regulatory framework. And it's going to have to change because we have an entire generation that's growing up now that's digitally native. And so everything that they do will be digital first. And so from the perspective of regulations, they have to catch up to meet the new demand that's going to come from the new generation that's going to demand to use these products.

JILL MALANDRINO, NASDAQ TRADETALKS HOST

I think legislation or regulation by enforcement isn't the answer either, that there has to be some sort of clear framework, particularly on the compliance level you'd mentioned, before KYC. You know, anti financial crime is something we want to be aware of to, money laundering, and all that but I think there are ways to certainly bridge that and form these digital ecosystems.

BARNABY NELSON, FOUNDER AND CEO OF VALUEEXCHANGE

Yeah, I mean, I think if you've only got a look at the big names in terms of like the massive infrastructures so Swift, DTCC, Clearstream, Euro Clear, people who hold the institutional assets of the world. Those are the guys that are leveraging the regulatory clearance they're getting from Europe, they're getting from, you know, from the UK, from Singapore, from Hong Kong, and actually really planning on ahead, you know, you're seeing huge, huge progress being made there in terms of actually, I think 3000 contracts have been issued on to entrepreneurs stream so you know, huge numbers. of digital assets, you know, just really because regulatory clearances that then you can see the linkage.

JILL MALANDRINO, NASDAQ TRADETALKS HOST

I mean, Swift is leveraging blockchain for this big announcement last year, they're leveraging a chain link; from the ETF issuer side perspective, where do you see that gap being filled?

WILL PECK, HEAD OF DIGITAL ASSETS, WISDOMTREE

I think it's like the ETF, the Bitcoin ETF, it's like tokenized products that are coming to market today. I mean, I think people get a little confused around, like, permissionless networks versus like where permissioning and rule enforcement and stuff can happen. I mean, I think about these really just tools that allow financial product providers, consumers to be able to access or use products in a better way. And so I think the regulatory approach to it in the US isn't always been perfectly clear, but there's actually a lot that you can do within the existing regulations as well. So, I think it's just people continuing to bring products to market and not do everything in some sort of big consortium thing, but actually, entrepreneurs going out there and putting products to market.

JILL MALANDRINO, NASDAQ TRADETALKS HOST

Right, but that's a great point that you made too, we can also make this argument if you want to talk about cyber for a moment, right? You have the business priorities. You want to get product out there, you want to get revenue. However, there you know, there's back testing and security that needs to be done and regs to follow and while technology moves at a crazy rate. Guess what, especially in the US, there are I mean, we're the most regulated industry. So it's not something could flip a switch at the SEC or whatever regulatory agency you want to call it. And boom, these products are available.

BARNABY NELSON, FOUNDER AND CEO OF VALUEEXCHANGE

Yeah, but I think for me, what's interesting is that all of this is converging; that there's a consultation going on from the BIS at the moment about how much digital assets and crypto assets,  how much IWA risk weighted assets they should carry. And ultimately, its the first time that the statement of the network is actually is a contributing factor to the risk weighting of the asset, which for me is a huge thing because as you said, cyber is a massive part of actually the risk of holding these things. But we've never asked that about traditional securities, "What network is it on", not nobody cares. Suddenly now, actually it's part of the pricing and part of the actual cost of carrying these digital assets. And so you know, these things are actually now all coming into a single rulebook, a single codification, which is got to be good in terms of clarity and operationalization

JILL MALANDRINO, NASDAQ TRADETALKS HOST

Is there, so when you think about tokenization, let's break it down a little bit here, it might be a rudimentary question. If you're tokenizing an asset whether it's a financial asset, a piece of real estate, or what have you, is that almost like creating a derivative?

WILL PECK, HEAD OF DIGITAL ASSETS, WISDOMTREE

I compare it to like an ETF, in some sense, right? Like think about like what an ETF, stablecoin, whatever you want – different things, but like an ETF, right? It's a wrapper of something that exists on NASDAQ, New York Stock Exchange, whatever it is, allows people to buy in the secondary market, that can go in the primary market, though, to redeem for the underlying, right? So Bitcoin ETF, you go to the primary market you can redeem for your Bitcoin from the issuer, right? That's what tokens kind of are, they're wrappers that represent something else that could be off chain, it could be something digitally kind of on chain that's being represented this way, or could be a bond, you know, held at DTCC or things like that. So that's really the best analogy that you have for it. That's really what these products are. They're wrappers.

JOHN WU, PRESIDENT OF AVA LABS

It is a wrapper, but it's a more sophisticated wrapper.

WILL PECK, HEAD OF DIGITAL ASSETS, WISDOMTREE

Yes.

JOHN WU, PRESIDENT OF AVA LABS

So it allows you to code the business processes into the wrapper. You can do effectively active ETF managing far easier. You're lowering costs in terms of providing the product if it's adopted and used properly, like these tokenization of assets provide three value points in my opinion. One is you have efficiencies in the color in the back end, so you're saving whatever basis points all Broadridge does 1.4 trillion tokenizing repos for UBS and Sock Jen and they're saving millions of millions of dollars for those banks. That's efficiency that is here, people get that part. It's not sexy in the sense that it's not creating new revenue. But when people have better access to these, because you can fractionalize things or you can take hard to find things and provide access to it and encode the rules of, you know, ownership into it like KYC this and that it makes it a lot easier, that's possible. And then the last step ultimately will be that liquidity. I think I've said it before, it's not going to happen overnight. It will take time. But it's one of those things that it's kind of like an overnight success after 10 years of trying to make it, it's like once it happens the inflection point is going to be hard and everyone's gonna be in there. So if you don't practice for it now you won't be ready when its there.

JILL MALANDRINO, NASDAQ TRADETALKS HOST

You're saying a lot of TradFi words, right: liquidity, ETF wrapper, derivatives. It seems we don't have any regulation that exists now that can potentially oversee these types of products or is it because they can be coded in certain ways that it doesn't fall underneath that one regulatory wrapper?

JOHN WU, PRESIDENT OF AVA LABS

Well, the regulatory construct we have in our country here is literally 90 years old, you know, before even digital was around. So we're constantly trying to, philosophically doing the right thing. But, sometimes these rules have been patched, patched, patched with amendments and changes and it's really hard to fit a whole new construct into the old ways of measuring things. So, it's like classic innovator's dilemma, like you know our strength in this is actually a disadvantage.

JILL MALANDRINO, NASDAQ TRADETALKS HOST

It's a challenge to legislate anything.

BARNABY NELSON, FOUNDER AND CEO OF VALUEEXCHANGE

Well I think this is the thing and for me, the big lesson of the last few years is that you actually have to have the regulator's globally in the side of the tent. You know, at the end of the day, they're working this out as they go along as fast as we are and I think if you look, you know, what's been great in terms of the success stories is when you see regulators giving people enough space to play, like the EU pilot regime, but ultimately, at the same time, really engaging and saying, "Okay, we want to learn with you", because at the end of the day, the interpretations that everyone brings - the MAS, the HKMA,  the European ESMA, cetera, et cetera - They will come at it from a different angle. But I think that that team effort has to include the regulator's each time.

ADAM SULLIVAN, CEO OF CORESCIENTIFIC

Yeah, I think that's why though we're seeing other countries leapfrog us on regulation because they didn't have the same regulatory framework on the security side. And so they were able to introduce new regulation that allowed for all these products to enter in much more quickly, so it's going to take time for us to catch up. But I think we will get there. It's just going to take a few years.

JILL MALANDRINO, NASDAQ TRADETALKS HOST

You can always make the analogy. It's almost like infrastructure, right? Places that did not have infrastructures have only been introduced over the past 15 to 20 years. Let's say Metros in Singapore as an example. Clearly a very different experience than what you've seen in New York because we do have these legacy assets and institutions, so I think that's probably the best way to correlate it. And the last few minutes here, let's talk about short and long term digital outlook. And Barnaby, I want to start with you because I just want to bring in carbon markets. That's another new kind of market to that we're trying to navigate and figure out

BARNABY NELSON, FOUNDER AND CEO OF VALUEEXCHANGE

Yeah, no, look, I mean, I think to you know, John to your point about the value statements of digital assets. I mean, you've got to market carbon credit markets, particularly the voluntary markets, where 80% of the industry is basically struggling with the cost of a transaction, about the same number ready to move away from the current operating models in as much as there are any in order to get trust and standardization. I mean, you know, those two words are synonymous. With everything we talked about in terms of digital assets. So for me, there's, you know, there's a really, really great linkage between ultimately problem statements and solution and digital assets. And I think the carbon markets, you know, we have no choice we have to scale those markets by 20, 50 times in the next few years. So we've got to find something that's going to take us up that journey really fast.

JILL MALANDRINO, NASDAQ TRADETALKS HOST

And that's a correlation that we were talking about before, keeping up with the digital economy and being able to build that infrastructure that has matched his superiority of, you know, US Global markets. Adam, your near and longer term outlook.

ADAM SULLIVAN, CEO OF CORESCIENTIFIC

Yeah, I think my long term outlook right now is mainly based on what we're seeing today. So, the advancements that a number of things like the ETFs have caused, is actually going to have ripple effects over the next few years that are going to be a benefit to a company like ours that is a mining company. As we drive more transactions on chain, whether it be from companies like WisdomTree investing in companies that are developing on the Bitcoin Blockchain or other blockchains, that's all going to start to play out, but it's going to play out over four to five years. It's not a one year thing. Everyone always talks about price for companies like ours, we're really excited about what's going to happen five years from now to help support the long term health of the networks.

JILL MALANDRINO, NASDAQ TRADETALKS HOST

And Will?

WILL PECK, HEAD OF DIGITAL ASSETS, WISDOMTREE

The analogy that we use is, I think tokenization is going to do kind of to the existing system what ETFs mutual funds, right? Like 20 years ago, mutual funds had trillions of assets. Today, ETFs have overtaken them, taking in billions and billions every year compared to mutual funds, which are largely in outflows – just because it's a better technology, right? So I think with tokenization you'll see that better technology kind of over the next 10 years really went out and we are talking about the same way 10 years from now.

JILL MALANDRINO, NASDAQ TRADETALKS HOST

All right and John, last word.

JOHN WU, PRESIDENT OF AVA LABS

So I think, first thing is going to happen is tokenization and non financial assets. You know, we're working with gaming companies, big part of gaming companies is creating in game asset marketplaces, but each game is siloed so if you can bundle different marketplaces in different games, it gives the user a better experience almost like shopping mall. Bundling businesses actually is a principle that's worked for a long time. Another thing that you'll see is brands figuring out how to turn the NFT construct from just a cartoon to an actually better engagement - NFT will not longer are gonna be associated with just cartoons, it's gonna be associated with engaging with their customers. You know, I was with so it's, for example, be like some big brand was saying soon as the Barbie doll leaves the Walmart shop, they lose full engagement with that customer. So they're trying to create a five digital product where, you know, there's an NFT associated with that Barbie and they can now know when they're going to see the movie Barbie. It's not part of them, I'm using that example. They can engage with them, and ultimately save them a lot of money because they don't have to reacquire their customer through Google or Facebook, because they're already engaging with their customers. So literally, will affect their income statement in a very positive way.

JILL MALANDRINO, NASDAQ TRADETALKS HOST

We'll leave it on a positive note. Gentlemen, thanks for joining us on TradeTalks. And thanks for joining me from the NASDAQ market site. I'm Jill Malandrino, Global Market Trade Reporter at NASDAQ.

-------------------------------------

The WisdomTree Bitcoin Fund has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the WisdomTree Bitcoin Fund has filed with the SEC for more complete information about the WisdomTree Bitcoin Fund and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by visiting the fund detail page. Alternatively, the WisdomTree Bitcoin Fund will arrange to send you the prospectus if you request it by calling toll free at 1-866-909-9473.